Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR PROVIDES MONTALVA UPDATE

April 12th, 2023	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

April 12th, 2023 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce the following update:

Montalva Update

On April 10, 2023 PREPA made a joint public document filing with the Puerto Rico Energy Bureau outlining the progress between PREPA and PBJL ("Greenbriar").

Highlights of the four (4) page public update from PREPA include the statement: "As a result of the parties' good faith efforts and constant communications, much progress has been attained in this complex process for settlement."

And: "The most recent efforts have allowed the parties to set out a tentative schedule and projected course of action to complete this process without further delays. Accordingly, the parties have set a projected timetable of two weeks [ten (10) working days] for PREPA to identify additional essential terms and conditions for the PPOA, with an additional week [five (5) working days] for PBJL to evaluate said additional essential terms and conditions, allowing for the parties to engage in direct communications, discussions and negotiations, within the next ten (10) working days, to potentially reach a compromise and, if agreed upon by both parties, complete a satisfactory, acceptable and endorsable PPOA for settlement of this case. Therefore, the intended mapped-out course of action should not take more than a month [twenty- five (25) working days], for the Parties to produce a definite result. In light of the foregoing, the Parties respectfully request an additional thirty (30) days extension, until May 10, 2023, to conclude their settlement process, as applicable to this case, and inform the Energy Bureau of the results.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

A note at the bottom of Page 2 reads: "Or, under an unlikely scenario, terminate the settlement process with no agreement, requiring renewal of the litigation in the case."

Greenbriar is fully confident that PREPA management and staff are extremely sincere in moving this project forward for the benefit of all of the Island ratepayers.  Greenbriar is confident the project will get built, sooner rather than later, as the economic benefits for the entire Island are overwhelming and benefits PREPA tremendously.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF